

RECEIVED
2005 MAY -3 A 9:05

19 April 2005

BEST AVAILABLE COPY



05008037

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- First Quarter Report for period ended 31 March 2005, lodged with the Australian Stock Exchange on 18 April 2005;
- Appendix 3Y Change of Director's Interest Notice (Voelte), lodged with the Australian Stock Exchange on 18 April 2005;
- WPL 2005 AGM Chairman and Managing Director & Chief Executive Officer Addresses, lodged with the Australian Stock Exchange on 19 April 2005;
- Drilling Report – VIC/P37(v) Halladale-1 DW-2, lodged with the Australian Stock Exchange on 19 April 2005;
- 2005 Annual General Meeting Disclosure of Proxy Votes, lodged with the Australian Stock Exchange on 19 April 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
MAY 18 2005
THOMSON
FINANCIAL

Rebecca Sims
Compliance Officer

RECEIVED 2005 MAY -3 A 9:05



WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

FIRST QUARTER REPORT FOR PERIOD ENDED 31 MARCH 2005

Key Points

Production volume

- Production volumes for the March quarter were 1.9% lower than the previous quarter. Production increases during the quarter for North West Shelf domestic gas, condensate, LPG and oil were offset by lower volumes from Laminaria and Legendre due to natural field decline and operational issues at Laminaria and Train 4. The Q1 2005 production was also 2% lower than the previous corresponding period.
- Compared to the previous quarter, production through the Cossack Pioneer FPSO was up by 20.7% with two new infill wells coming on-line at the end of December 2004.
- At the end of the quarter, oil production started at the Mutineer-Exeter fields in offshore WA (Woodside equity 8.2%).
- Woodside reconfirms the 2005 production target of around 56 MMboe.

Sales Volume

- Q1 2005 sales volume was higher than the previous quarter by 0.8% and lower by 3.0% when compared to the previous corresponding period.

Revenue

- Quarterly sales revenue was lower than that of the previous quarter by 1.5%, reflecting reduced oil production. However, revenue was 20.6% higher than the previous corresponding period in 2004, largely as a result of higher oil prices.

Activities

- The Chinguetti, Otway and Enfield projects are advancing within budget and are on schedule for start-up in 2006.
- Offshore WA exploration drilling has yielded a significant new gas discovery at Pluto, a gas discovery at Hurricane (commerciality yet to be determined) and a non-commercial discovery at Falcone. In early April 2005 the Halladale DW-1 (Black Watch location) discovered gas in the Otway Basin (offshore Victoria).
- In Mauritania (W Africa) a successful production test of the Tiof-6 appraisal well was completed, achieving a stable flow rate of 9,150 bbls per day (maximum rate of 12,400 bbls per day plus 11MMcf gas per day on 104/64 inch choke).
- At the beginning of the quarter an alliance was formed with Explore Enterprises to pursue opportunities in the Gulf of Mexico (USA).
- During the quarter Ross Carroll was appointed as Woodside's new CFO.

PRODUCTION SUMMARY

The company's share of production and sales for the quarter ended 31 March 2005 was:

		Q1 2005	Q4 2004	Q1 2004	3 months 2005	3 months 2004
DOMESTIC GAS	Deliveries (av.tj/day)	281	261	292	281	292
LIQUEFIED NATURAL GAS (LNG)	Production (t)	460,952	495,323	317,612	460,952	317,612
	Sales Delivered (t)	464,117	489,469	324,658	464,117	324,658
	Cargoes Delivered	49	51	34	49	34
NWS CONDENSATE	Production (bbls)	2,076,605	1,946,018	2,297,167	2,076,605	2,297,167
	Sales (bbls) [1]	2,498,000	2,032,578	2,601,051	2,498,000	2,601,051
COSSACK OIL	Production (bbls)	1,535,093	1,271,541	1,519,222	1,535,093	1,519,222
	Sales (bbls) [1]	1,803,656	1,523,999	1,820,894	1,803,656	1,820,894
NWS LIQUEFIED PETROLEUM GAS (LPG)	Production (t)	32,284	29,431	29,585	32,284	29,585
	Sales (t) [1]	28,510	37,402	32,895	28,510	32,895
LAMINARIA OIL [2]	Production (bbls)	793,630	932,132	1,666,259	793,630	1,666,259
	Sales (bbls) [1]	719,438	704,057	2,037,534	719,438	2,037,534
LEGENDRE OIL	Production (bbls)	623,196	1,051,459	835,694	623,196	835,694
	Sales (bbls) [1]	797,699	1,364,818	768,623	797,699	768,623
MUTINEER - EXETER OIL	Production (bbls)	1,141	-	-	1,141	-
	Sales (bbls)	-	-	-	-	-
Sub Total	**Production (boe)#**	**13,534,898**	**13,782,204**	**13,741,880**	**13,534,898**	**13,741,880**
	Sales (boe)#	**14,363,367**	**14,222,583**	**14,745,921**	**14,363,367**	**14,745,921**

Derived Volumes [3]

		Q1 2005	Q4 2004	Q1 2004	3 months 2005	3 months 2004
OHANET CONDENSATE ENTITLEMENT	Production (bbls)	330,496	344,039	385,876	330,496	385,876
	Sales (bbls)	330,496	344,039	385,876	330,496	385,876
OHANET (LPG) ENTITLEMENT	Production (t)	26,910	28,013	29,439	26,910	29,439
	Sales (t)	26,910	28,013	29,439	26,910	29,439
Sub Total	**Production (boe)#**	**550,824**	**573,398**	**626,910**	**550,824**	**626,910**
	Sales (boe)#	**550,824**	**573,398**	**626,910**	**550,824**	**626,910**

TOTAL	**Production (boe)#**	**14,085,722**	**14,355,602**	**14,368,790**	**14,085,722**	**14,368,790**
	Sales (boe)#	**14,914,191**	**14,795,981**	**15,372,831**	**14,914,191**	**15,372,831**

1 Woodside has adopted an entitlement method of recognising sales, commencing 1 January 2005. Prior quarter comparatives have been restated, in accordance with Australian equivalents to International Financial Reporting Standards, to reflect the sales volumes that would have been disclosed had this policy been in place during the prior quarters. Under this method any under or over lift in sales volumes for the period is adjusted to reflect the Company's proportionate share of total venture sales. Previously, sales were accounted for on a 'physical' basis, with no allowance being made for under or over lifting.

2 No allowance has yet been made for the sale and purchase agreement with Shell Development (Australia) Pty Ltd, to buy part of Shell's interest in the Laminaria-Corallina project. Completion is not expected until late April 2005.

3 Derived volumes have been calculated using a 10 year long-term average oil price (currently budgeted by Woodside at US$24/bbl pre-tax). Prior period comparatives have been restated accordingly.

Conversion Factors: boe = barrels of oil equivalent. (t) = Tonnes (bbls) = Barrels

Product	Factor		Conversion Factors*
Domestic Gas	1tj.	=	163.6 boe
Liquefied Natural Gas (LNG)	1 tonne	=	8.9055 boe
Condensate	1 bbl	=	1.000 boe
Oil	1 bbl	=	1.000 boe
Liquefied Petroleum Gas LPG	1 tonne	=	8.1876 boe

** minor changes to some conversion factors can occur over time due to gradual changes in the process stream.*

PRODUCTION ACTIVITIES

AUSTRALIA and TIMOR SEA

- **North West Shelf**
  - **Domestic Gas:** Production of 562 TJ per day (Woodside share: 281 TJ per day) was increased from the 522 TJ per day produced in the previous quarter, due to strong short-term demand from existing customers. Production was lower than the previous corresponding period due to the suspension, in May 2004, of BHP Billiton's HBI plant and the consequent reduction in gas delivery.
  - **LNG:** Production was below the previous quarter at 30,730 tonnes per day (Woodside share: 5,122 tonnes per day) due to the previously announced shutdown of LNG Train 4 in February 2005. Since the shutdown, production rates have improved with March 2005 production averaging 33,521 tonnes per day (Woodside share: 5,587 tonnes per day).
  - **Condensate:** Production was above the previous quarter at 102,427 bbl per day (Woodside share: 23,073 bbl per day) due to high system availability and higher Domgas rates.
  - **Cossack Pioneer oil:** Production was above the previous quarter at 102,340 bbl per day (Woodside share: 17,057 bbl per day) due to new infill wells Wanaea-8 and Lambert-6 which came on-line at the end of December 2004. Cossack-4 well was also brought back on-line mid-March 2005 following completion of repair work.
  - **LPG:** Production was above the previous quarter at 2,152 tonnes per day (Woodside share: 359 tonnes per day) due to high system availability and higher Domgas rates.

- **Laminaria and Corallina**
  - Combined production was below the previous quarter at 17,481 bbl per day (Woodside share: 8,818 bbl per day) due to a number of Laminaria wells being off-line during the period. At quarter end, about 15,500 bbl per day (Woodside share: 7,879 bbl per day) was being produced from the Corallina field.
  - Following the reinstatement of the Laminaria-8 well on 5 April 2005, the Laminaria and Corallina fields were producing 22,800 bbl per day (Woodside share: 11,270 bbl per day). A workover of the Laminaria-5 well is scheduled to be completed in Q2 2005. The reinstatement of the Laminaria-2 well is now likely to occur in Q1 2006.

- **Legendre**
  - Production was below the previous quarter at 15,073 bbl per day (Woodside share: 6,924 bbl per day), due to natural decline, in particular, increasing water production from the Legendre-5H well. At the end of the quarter the facility was producing at around 14,300 bbl per day (Woodside share: 6,570 bbl per day).

- **Mutineer-Exeter**
  - Following the successful subsea installation campaign, the Floating Production Storage Offloading (FPSO) vessel was connected to the turret mooring system and first production from the Santos-operated Mutineer-Exeter Project commenced on 29 March 2005.

AFRICA

- **Ohanet**
  - The Ohanet Joint Venture received the maximum US$13.2m revenue entitlement for the three months of January to March 2005 which equates to 330,496 barrels of condensate and 26,910 tonnes of LPG.
  - Ohanet is run under a Risk Service Contract with Sonatrach (Algerian National Oil Company). Under the contract, the participants receive a set rate of return up to a maximum revenue entitlement which is based on product price and volume. During 2005 the actual pre-tax revenue entitlement will be recorded each quarter and the production entitlement will be calculated on the basis of the ten year long-term average oil price (ie currently budgeted by Woodside at US$24/bbl).

DEVELOPMENT ACTIVITIES

AUSTRALIA and TIMOR SEA

- **North West Shelf Venture**
  - **Train 5:** In February 2005, Government approval was granted for the NWS Venture's submission for a fifth LNG train and supporting fractionation, compressor and power generation facilities and a second LNG shipping berth. A Final Investment Decision (FID) on this project is expected in Q2 2005, consistent with a start-up in Q4 2008, and remains subject to progress with LNG marketing and individual participant board approvals.
  - **Angel Project:** The Front End Engineering Design (FEED) contract was awarded to the Eos Joint Venture in February and associated activities have started. The joint venture participants will consider FID in 2H 2005.
  - **Perseus over Goodwyn:** Engineering and procurement activities have progressed well following project approval in December 2004. Linepipe manufacture is about 35% complete and a Letter of Intent has been issued to secure a Mobile Offshore Drilling Unit to meet the scheduled spud date for the first subsea well in Q1 2006.
  - **Goodwyn A Low Pressure Train:** Work is progressing with a planned start-up now expected in Q2 2006.
- **Otway Gas Project**
  - The project remains within budget and on schedule for a mid-2006 start-up. Earthworks for the Onshore Gas Plant are nearing completion and civil works are underway. Fabrication of the production platform has started with construction about 30% complete.
  - The horizontal directional drilling workscope has been completed and only minor subsea work remains to prepare the site for the pipeline shore crossings.
- **Enfield Project**
  - The project is within budget and on schedule to meet Q4 2006 start-up. The development drilling campaign is underway and progressing well. The first hull mega-block section was placed into dry dock in late February 2005 and the FPSO vessel, the *'Nganhurra'* was successfully launched in Korea on 2 April 2005.
- **Blacktip**
  - FEED activities have been completed and the Project Execution Plan, cost estimate and implementation schedule have been developed. The Alcan gas sales agreement is conditional on receipt of Government approvals, FID and finalisation of pipeline arrangements.

AFRICA

- **Mauritania – Areas A and B**
  - The Chinguetti project remains within budget and on schedule for first oil in Q1 2006. The water injection, separation and gas compression modules have been installed on the *'Berge Helene'* FPSO. Fabrication of the mooring turret is progressing with loadout for delivery to site scheduled for Q3 2005.
  - A number of issues relating to subsurface conditions have been encountered during drilling operations, resulting in increased associated drilling costs.

UNITED STATES of AMERICA

- **Midway**
  - Testing of Midway-1 was successfully concluded during March 2005. The well produced gas at 10 million cubic feet of gas a day and has been suspended pending tieback to a nearby production facility. Production from Midway is expected to commence during 2H 2005.
- **Neptune**
  - Development studies of the Neptune field in the Atwater Foldbelt region of Central Gulf of Mexico continued during Q1 2005. FID is expected to be considered during 2H 2005.

EXPLORATION ACTIVITIES

Exploration or appraisal wells drilled during the quarter were:

Name	Location	Permit or Licence Area	Woodside's Interest (%)	Remarks
Hurricane-1 *	Australia	WA-208-P	34.03	Gas discovery, commerciality to be determined
Falcone-1/1A	Australia	WA-271-P	60.00	Non-commercial discovery
Plymouth-1 *	Australia	WA-27-L	8.20	Dry Hole
Pluto-1	Australia	WA-350-P	100.00	Gas discovery
Halladale-1 DW-1 (Location Black Watch)	Australia	VIC/P 37(v)	62.50	Drilling at end of quarter

Seismic surveys conducted during the quarter were:

Region	Area or basin	Survey name	Type	3D (sq km full fold) 2D (line km full fold)
Australia	Great Australian Bight	Whidbey	2D	1,769 - completed
West Africa	Mauritania	Atar	3D	2,974 - completed
East Africa	Kenya	Pomboo	2D	3,565 - completed
North Africa	Libya	NC210	2D	3,310 - in progress
North Africa	Libya	NC208/209	3D	732 - in progress
West Africa	Mauritania	Block 7 *	3D	1,541 - completed

Planned Q2 2005 exploration wells:

Name	Location	Permit or Licence Area	Woodside's Interest (%)	Status
Halladale-1 DW-2	Australia	VIC/P 37(v)	62.50	Target gas
Petalonia North-1	Australia	AC/P 8	66.67	Target oil

* Well or survey not operated by Woodside

PERMITS AND LICENCES

Permits acquired or disposed of and licences awarded or relinquished during the quarter (some transactions may be subject to government and regulatory approval):

Location	Permit or Licence Area	Woodside's Interest (%) Increase or (Decrease)	Current Interest %	Remarks
Australia	WA-30-L	15.78	15.78	Capella Production licence award
Australia	WA-1, 2, 3, 4, 5 6, 9, 11, 16, 23, 24-L, 7, 9, 10-R, 28-P	(0.89)	15.78	Equity sale
Australia	AC/L5	16.67	66.67	Equity purchase[1]
Australia	AC/P 8	(18.33)	66.67	Farm-down
Australia	NT/P 57	(66.67)	0.0	Relinquishment
Australia	WA-294-P	26.4	48.1	Equity purchase and transfer
Australia	WA-296-P	17.95	40.1	Equity purchase and transfer
Australia	WA-297-P	26.78	50.3	Equity purchase and transfer
Australia	EPP 28,29,30,31	30.0	100.0	Equity transfer
Libya	Blocks 35, 36, 52, 53	55.0	55.0	Successful bid
Liberia	Block LB-15	100.0	100.0	Successful bid

1 Sale and purchase agreement with Shell Development (Australia) Pty Ltd, to buy part of Shell's interest in the Laminaria-Corallina project. Completion is not expected until late April 2005.

SALES REVENUE AND EXPENDITURE

Woodside's sales revenue and exploration, evaluation and capital expenditure for the quarter were:

		Q1 2005	Q4 2004	Q1 2004	3 months 2005	3 months 2004
Sales Revenue (A$ millions)						
NWS	Domgas & LNG [1, 2]	213.6	230.3	160.1	213.6	160.1
	Condensate [1]	141.6	114.3	99.2	141.6	99.2
	Cossack Oil [1]	99.1	77.0	72.4	99.1	72.4
	Liquefied Petroleum Gas	16.9	16.9	10.5	16.9	10.5
Laminaria Oil [1]		40.7	57.6	76.0	40.7	76.0
Legendre Oil [1]		41.5	65.1	33.7	41.5	33.7
Ohanet	Condensate	10.1	10.7	13.0	10.1	13.0
	Liquefied Petroleum Gas	6.8	7.1	8.0	6.8	8.0
	Total	**570.3**	**579.0[3]**	**472.9[3]**	**570.3**	**472.9[3]**
Exploration and Evaluation Expenditure (A$ millions)						
Exploration						
	Expensed	44.5	97.9	39.8	44.5	39.8
	Capitalised[4]	3.4	(11.9)	(5.8)	3.4	(5.8)
Evaluation						
	Expensed	-	8.3	-	-	-
	Capitalised	37.7	42.8	21.6	37.7	21.6
	Total	**85.6**	**137.1**	**55.6**	**85.6**	**55.6**
Capital Expenditure (A$ millions)						
Oil & Gas Properties[5, 6]		240.6	227.0	92.6	240.6	92.6
Other Property, Plant & Equipment		0.1	1.9	4.0	0.1	4.0
	Total	**240.7**	**228.9**	**96.6**	**240.7**	**96.6**

[1] Woodside has adopted an entitlement method of recognising sales, commencing 1 January 2005. Prior quarter comparatives have been restated, in accordance with Australian equivalents to International Financial Reporting Standards, to reflect the sales that would have been disclosed had this policy been in place during the prior quarters. Under this method any under or over lift in sales volumes for the period is adjusted to reflect the Company's proportionate share of total venture sales. Previously, sales were accounted for on a 'physical' basis, with no allowance being made for under or over lifting.

[2] Sales for Q1 2005 excludes realised gains on embedded derivatives, as required under the Australian equivalent to International Financial Reporting Standards.

[3] LNG ship charter revenue that was previously disclosed as revenue is now directly offset against LNG shipping expense.

[4] Exploration Capitalised represents expenditure on successful and pending wells, plus permit acquisition costs during the period and is net of amortisation of permit acquisition costs and well costs reclassified to expense on finalisation of well results.

[5] Projects which have achieved Final Investment Decision result in amounts of previously capitalised Exploration and Evaluation expenditure (from current and prior years) being transferred to Oil & Gas Properties. The table above does not reflect the impact of such transfers. The impact of the transfers will be reflected in the full-year financial report.

[6] Prior quarter comparatives have been adjusted to reflect revised capitalised borrowing costs determined in the transition to the Australian equivalent of International Financial Reporting Standards.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Donald Rudolph VOELTE
Date of last notice	5 April 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	15 April 2005
No. of securities held prior to change	Nil
Class	Ordinary
Number acquired	69,404
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1,673,302.68
No. of securities held after change	69,404
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market acquisition pursuant to employment contract (details of which are set out on page 51 of the 2004 Full Financial Report).

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

WOODSIDE PETROLEUM LTD.

34TH ANNUAL GENERAL MEETING

PERTH

19 APRIL 2005

CHAIRMAN AND MANAGING DIRECTOR & CHIEF EXECUTIVE OFFICER ADDRESSES

Good morning ladies and gentlemen.

I am Charles Goode and, as Chairman of Woodside Petroleum Ltd., I welcome you to Woodside's annual general meeting.

I am pleased to see so many shareholders here today and I also welcome those shareholders joining us live via our video webcast. I should add that today's meeting is also being recorded and will be available on our website.

In addressing you today, let me begin by introducing your directors.

From the far end of the table on my right we have Mr Erich Fraunschiel, Mr Tim Warren, Dr Pierre Jungels, Mr Rory Argyle and Dr John Rose.

On my left from the far end we have Mr Peter van Rossum, Dr Andrew Jamieson, Ms Jillian Broadbent, and our Chief Executive and Managing Director, Mr Don Voelte. Next to Don is Mr David Martin, our company secretary and general counsel.

Dr Jamieson was appointed by the Board in February 2005 to fill a casual vacancy created by the retirement of Mr Peter de Wit. Andrew was nominated as a director by the Shell shareholder and, with Board support, seeks election by shareholders at today's meeting.

I will introduce Andrew to you more formally a little later.

Also with us today are Mr Jeff Dowling from Ernst & Young; the company's auditors; Mr John Hadley from Computershare Investor Services; the company's share registry; Mr Leigh Warnick from Blake Dawson Waldron solicitors; and Mr Justin Bown from Stern Stewart.

We also have with us today our Chief Operating Officer, Mr Keith Spence, and several other Woodside senior executives. I would encourage you to introduce yourselves to the executives and to the directors after the meeting.

In my comments today I will review the past year and touch on some of the opportunities and challenges facing us over the next couple of years before inviting Mr Voelte to summarise his first year with the Company and to outline our key objectives for 2005.

We will then move on to the procedural matters of the meeting where you will have the opportunity to ask questions.

The past year has marked Woodside's 50th anniversary and, as we enter a new phase of the Company's growth, it is appropriate to reflect for a moment on the core asset on which the Company has been built and which will underpin our future for many years to come.

The North West Shelf is one of the world's great gas resources and we have been blessed as a country, as a Company, and as shareholders to have it.

With the North Rankin and Goodwyn discoveries of the early 1970s; the initial domestic gas phase development of the early 1980s; and the LNG phases of the past 15 years, the North West Shelf has involved capital investment of more than A$14 billion.

It is Australia's largest, single, resource development.

Its gas reserves are underpinning LNG contracts and customer relationships that will last at least a further 30 years.

It provides about 40% of Australia's oil and gas production and about two-thirds of Western Australia's natural gas.

In recent years it has contributed about A$1 billion a year in government taxes.

Each year we spend about A$300 million through Australian businesses to maintain its operation.

Its main reservoirs, North Rankin, Goodwyn and Perseus, cover an area the size of Perth. They are so prolific that just two of our wells, for example, can produce nearly as much gas each year as the Cooper Basin, which has more than 600 wells over nearly 150 fields.

The North Rankin platform, built 20 years ago, is still one of the biggest in the world and, combined with Goodwyn, they contain more than twice as much steel as the Sydney Harbour Bridge.

Our interest in the North West Shelf, with its operations of liquefied natural gas, natural gas, liquefied petroleum gas, condensate and crude oil production combine to provide our Company with long-life cashflows that are unparalleled among companies of our size.

Since the mid-1980s, when Woodside's exploration group totalled about 15 people, this magnificent project has provided us with the funds to build an exploration effort that today involves more than 200 explorers and spans four continents.

In the process, our explorers have discovered Laminaria and Corallina in the Timor Sea; two oil fields that provided the cash for us to take our first steps beyond Australia.

In 1999 – after a two-year study of our international options – we made one of our first moves abroad, entering the United States Gulf of Mexico. We have not had as much success as we would have liked in this area to date, but we now expect to begin production from our Midway field later this year and, more importantly, the Neptune field within the next three years.

However, in the west African country of Mauritania, we have had great success and since 2001 have made four significant oil and gas discoveries, the first of which we expect to bring into production in 2006.

In 2003, we earned our first revenue from a non-Australian development when the Ohanet project in Algeria came into production.

In 2004, we opened an office in Libya and are now one of that country's largest holders of exploration acreage.

Overall, our portfolio covers more than 60 leases in Australia, more than 150 in the Gulf of Mexico, and includes leases in six African countries and The Canary Islands. Combined, our world-wide leases cover nearly four hundred thousand square kilometres.

Our production portfolio, which in 1995 was dominated by gas, now includes in volume terms 25% oil and we expect this will increase to about 50% by 2007.

And, to manage all of this, we employ 2500 people with a complement capable of speaking more than 30 languages and with experience in more than 100 countries.

Despite the diversification of our portfolio, Australia remains our heartland, and the North West Shelf our heartbeat.

Indeed, our projections indicate that 10 years from today we will still generate nearly half of our production from Australia, with about a quarter of it still coming from the North West Shelf.

Having said that, Australia faces major challenges in realising wealth and securing our energy future.

It is now well known that without a succession of major discoveries Australian oil production by 2020 is likely to be less than half of what it is today while demand is likely to exceed production at least three-fold.


Australian oil supply and demand
Demand
Production ('000 barrels a day)
700
500
300
100
1980
1990
2000
2010
2020

The reasons for this go to the heart of the oil and gas exploration and production business where companies survive because they are backed by shareholders prepared to take a higher risk for a higher potential reward.

In taking these risks, companies that operate on a global stage as we do look to the fiscal, geological and political factors that offer the best return.

Unfortunately for Australia, explorers have been finding better returns elsewhere over the past decade or so.

To illustrate, explorers were drilling more than 250 wells a year in Australia in the mid-1980s. Last year, less than half that number was drilled, despite real oil prices that were comparable to the mid-1980s.

In 1992, our industry acquired more than 60,000 kilometres of two-dimensional seismic and 15,000 square kilometres of three-dimensional seismic in Australia. In 2003, this had dropped to less than a third of those numbers.


Australian exploration
Wells drilled
200
150
100

Woodside has been one of the few explorers over the past decade to embrace the high risks associated with Australia's deepwater, frontier areas.

Two years ago, for example, we led a group that invested more than A$45 million on one well, in the Great Australian Bight, a frontier area that we believe holds promise. Unfortunately, the well was dry.

In the 40 years since the Bass Strait discoveries, our industry has found only one oil field in Australia of more than 350 million barrels.

This record provides a sobering outlook for Australian oil production and has significant implications for Australia's oil import bill; the service industries that support our oil projects; and for Government revenue.

Australia's discoveries are replacing less than half of the oil and condensate that we produce. On some projections, our annual petroleum import bill in 2010 could be higher by A$24 billion a year and A$30 billion higher by 2015.


Australia's forecast annual oil import bill
High case
Low case
$ million
30,000
20,000
10,000
2003
2005
2007
2009
2011

We have put to Government that the attractiveness of Australia's fiscal terms needs revision to reinvigorate exploration in this country; and to attract back to Australia the exploration dollars that are currently being directed elsewhere.

While we commend the Government for adjusting these settings in last year's budget by introducing a 150% deduction for exploration in frontier areas; the measures are limited to just 20% of new acreage releases; and are of limited value to companies that do not have a tax-paying production facility in Australia.

Other changes are needed to facilitate the development of marginal oil projects and large, high-cost gas projects.

LNG markets

If we turn to world markets for natural gas, we have cause for optimism.

Over the coming years, global natural gas consumption in 2025 is projected to be nearly 70%, or 60 trillion cubic feet, higher than it was in 2001.

At that rate, the world will need to supply in the year 2025 about 150 trillion cubic feet of gas – or the equivalent of all of Australia's current estimated gas resources.

When we look at LNG prices in the Asia-Pacific market, they have declined substantially since their peak around 1998 though recent analysis suggests they may be about to recover.

While the largest actual determinant of LNG price in the Asia-Pacific has been the oil price, the maturing LNG market has been increasingly influenced by LNG supply and demand.

We believe that LNG prices will improve over the next five to 10 years though we acknowledge growing competition from new suppliers in Qatar and Iran where combined proven gas reserves total more than 1800 trillion cubic feet, or more than 20 times the proven reserves we have in Australia.

In many Asia-Pacific countries, natural gas demand is rising against limited domestic production, a balance that clearly favours LNG as an energy source for the region with imports projected to nearly double by 2015.

In addition to already-developed markets in Japan and Korea, markets are developing in India, China, Mexico and the US west coast.

China, of course, is the world's second largest consumer of energy behind the United States, and the strong economic growth expected over the next decade is likely to lead to a considerable increase in energy consumption.


Asia-Pacific LNG supply and demand
Demand
Million tonnes a year

China's demand for natural gas is expected to increase to about five trillion cubic feet a year by 2025, a 500% increase over 2001 natural gas consumption.

LNG imports to China, particularly to the industrialised east coast, are seen as a viable alternative to limited domestic supplies and a deficient national pipeline network.

That said, China's natural gas demand can be satisfied with imported LNG only through significant expansion of gas infrastructure and LNG import terminals.

It is likely that decisions on the additional seven terminals, that we believe will be needed on China's east coast in the short to medium term, will be heavily influenced by the success of the first terminal, in Guangdong Province, the one to which the North West Shelf Venture will be the first supplier.

China is likely to require additional LNG contracts to meet projected LNG demand by the end of the decade. Further, China is expected to need by 2015 about 20 million tonnes of LNG more than it currently has in contracts – that's equal to nearly double the volume our four LNG trains currently produce.

In the United States, where consumption is the equivalent of all of the North Shelf reserves each year, growth in energy consumption is forecast to be about 1.5% a year.

Annual natural gas demand in the US is forecast to increase from about 22 trillion cubic feet this year to about 30 trillion cubic feet by 2025.

Since the mid-1990s imports of LNG to the United States have been rising and more than doubled during 2003. Yet, in a global context, the US share of world LNG demand is still only about 8% against Japan which consumes about half of the world's LNG.

Although most international LNG is sold through long-term contracts, much of the growth in imports to the US has been through short-term contracts and the spot market which together account for about two thirds of US LNG imports.

The largest potential market for imported LNG along the US west coast will be California, an economy bigger than China, and expected to have a population of nearly 40 million by 2010.

California is also the second largest consumer of natural gas in the US with gas demand in that state expected to reach the equivalent of 50 million tonnes of LNG by 2013.

Given this outlook of strong gas demand, LNG imports to the north American west coast in the coming decade are more likely to be limited by import terminal capacity than by gas demand and price.

In this context, we are working on developing our LNG import terminal proposal off California as we see access to that market as a building block for Australian gas.

The emergence of a strong LNG import market on the US west coast bodes well for Asia Pacific LNG suppliers such as Woodside, particularly given our transport advantage over traditional Middle East LNG suppliers.

Furthermore, we are on an equal footing – at least on shipping cost and access to the US west coast market – with other suppliers in our region, including Indonesia, Malaysia and Brunei.

In a world where high oil prices; lower LNG production costs; and pressing environmental concerns are driving consumers towards gas, we are ideally positioned for the growth that most experts are forecasting in the Asia-Pacific region.

However, we cannot afford – as a country or a company – to allow high capital costs to prevent us bringing our gas to shore from the remote regions in which it is found.

We need to improve the economics for large, new LNG projects in Australia's remote regions to ensure that we can develop these projects much more quickly than the 20 years it took to get the North West Shelf off the ground.

In both of these critical areas – oil exploration and gas development – we will continue to work with Government to ensure that we realise the potential that is so evident.

2004 performance

Turning to our 2004 performance, production of 56.2 million barrels of oil equivalent was lower by 0.5% compared to our 2004 production target of 56.5 million barrels.

Our underlying net profit after tax of A$651 million was 23.6% higher than 2003, largely due to higher product prices.

This resulted in earnings of 97.6 cents a share, excluding significant items, compared to 79 cents a share in 2003.

Net operating cash flow was A$1318 million, 9.6% higher than 2003 (A$1203 million). The Company's gearing ended the period at 8.5% compared with 26.8% the previous year; largely due to the high cash balances on hand at the end of 2004.

Cash balances reflect a year of high oil prices and include the proceeds of Woodside's divestments, particularly the 40% of WA-271-P, which includes our Greater Enfield Area assets, and the sale of North West Shelf equity to the China National Offshore Oil Corporation. Our gearing will increase as we progress with our current projects.

A final dividend of 32 cents per share fully franked has been paid, resulting in a total dividend for 2004 of 59 cents per share, fully franked, up from 46 cents in 2003. This represents a payout ratio of about 60% on the underlying profit before significant items.

Apart from the impact of higher oil and gas prices, 2004 was a year of steady production, disappointing exploration results, and substantial work in progressing projects for the future.

In exploration, we drilled 14 wells in 2004, six fewer than 2003. Tevet in Mauritania and Midway in the Gulf of Mexico were considered successful and we are determining the commerciality of a further five wells.

In 2005, we expect to drill 23 exploration wells from a budget of A$275 million.

Our royalties and excise payments in 2004 of A$269 million were higher by 25.5%, primarily due to the Legendre field starting to pay excise in June 2004. Petroleum Resource Rent Tax of A$47.5 million was 29% lower due to lower Laminaria production.

We booked 82.2 million barrels of oil equivalent in proved plus probable reserves, exceeding our annual production by nearly 30 million barrels of oil equivalent.

We maintained a healthy, three-year, rolling average proved plus probable reserves replacement ratio of 144%.

Overall, our proved reserves at the end of 2004 were 950 million barrels of oil equivalent, representing a reserves-to-production ratio of 17 years at 2004 production rates.

Importantly, we completed a comprehensive review of our hydrocarbon resource inventory management process. Also over the past four years we have independently verified about 90% of our proved reserves.

Our management has created a reserves committee to review all of our new bookings and major revisions. As I outlined last year, we report our hydrocarbon resource estimates using definitions and guidelines prepared by the Society of Petroleum Engineers and the World Petroleum Congress, an industry standard that complies with the Australian Stock Exchange.

During 2004, we signed new gas contracts with Western Power for North West Shelf gas; with TXU Electricity for our Otway gas in Victoria; and with Alcan for our Blacktip gas in the Northern Territory.

In developments, we approved three major projects – Chinguetti in Mauritania, and Thylacine-Geographe and Enfield in Australia. All are on track to contribute to production in 2006.

Also in Mauritania, we began our largest offshore drilling campaign, using two rigs, and expect the program to continue for the rest of this year.

Elsewhere in Africa, we secured deepwater acreage in Sierra Leone and high-graded our holdings in Kenya.

In Iraq, we signed a study agreement as a first step to evaluating potential opportunities to the east of the Kirkuk oil field.

On safety, health and environment, those of you in the auditorium today will have received a copy of our first Health, Safety and Environment Report as part of our commitment to openly communicate our performance in this area. The report is available on our website or on request through our Perth office.

The report explains our performance across key indicators from 2000 to 2004.

On safety, it upsets us that people continue to get hurt at work. We have no magic formula for preventing accidents and we all find work injuries unacceptable. Fifteen of our people were hurt during the year and required time off. We are determined to do better.

On environment, we reduced the number of environmental incidents across our operations, but still had five oil spills, including a significant one in January of this year for which we have apologised. We look to a better performance in this area.

We reported good progress on reducing emissions of volatile organic compounds, particularly benzene, toluene and xylene, and we continue to work on reducing our greenhouse gas emissions.

I would now like to ask the Chief Executive Officer and Managing Director to comment in more detail on his first year with the Company, our 2004 operations, and the outlook for 2005.

[MD/CEO Don Veolte addresses meeting]

Thank you Charles, and good morning everyone.

When I look back, it has been a momentous year in many respects – arriving just as Woodside began its 50th year celebrations; final investment decisions and construction start up on Enfield, Otway, Chinguetti; the commissioning of Train 4 on the Burrup; getting after our Mauritanian drilling; opening our office in Libya; and a record share price.

It's been a great time to be around.

Like Charles, I, too, marvel at this wonderful asset we call the North West Shelf and 2004 was another year of firsts.

On operations, the North West Shelf had record annual LNG production of more than 9 million tonnes for the year, up 14% on 2003 and, with the start up of Train 4 and the delivery of a ninth LNG carrier, we were able to ship a record 156 LNG cargoes, 12% more than in 2003.

We also had record annual LNG and gas revenue of A$729 million and we reached our 15th year of LNG supply to Japan.

We have now shipped more than 1700 LNG cargoes from our Karratha plant without missing a single delivery. It's that sort of statistic that looks great on our calling card.

As we prepare for the next phase on the Shelf, we signed new LNG contracts with Kansai Electric and Chubu Electric of Japan and we finalised our LNG equity, supply and shipping agreements with China.

We also marked our 50th year with the 20th anniversary of North West Shelf gas supply to Western Australia.

Now, as you know, our strategy is based on delivering top-quartile returns to you through profitably growing the business, paying dividends and balancing growth and risk through strategic focus in key regions of the world.

In effect, this means we must continue to nearly double the value of the company every five years or so to meet our objective.

Importantly, we have had to adjust to accommodate this growth and no more so than in how we manage the company.

You may have heard me previously describe my role as Chief Executive as one of creating value for the company – that is, seeking opportunities and exploring and acquiring options – and Keith's role as Chief Operating Officer as one of delivering value – that is, turning our opportunities and options into profit for shareholders.

In this sense, both Keith and I rely heavily on Agu Kantsler, our head of exploration and new ventures, Mark Chatterji, our head of mergers and acquisitions, and David Maxwell, our head of gas and marketing, to find the reservoirs, assets and the customers that are so necessary to grow the business.

As a result, we have structured the senior management accordingly and been steadily upgrading our skill set and experience to accommodate the global nature of our business.

We're also building for the future and are nurturing the many talented young men and women in Woodside who will form our next group of senior executives. We've hired some new people; promoted some from within; and generally given everyone bigger jobs and more responsibility.

We want to develop people and give them broad experience, and have designed our succession planning to ensure that in the future we have three candidates for every job across the company.

We are putting greater priority on the willingness of people to live somewhere other than Perth or Karratha and on their ability to speak a language other than English.

Our existing work force is also having to adapt. For example, it is now common for people at Woodside to start their working days with hour-long lessons in Arabic, French, Mandarin or Korean.

We are addressing diversity and are initiating programs designed to meet career goals for all of the men and women who work with Woodside.

Further, we are reinvigorating our efforts to improve our employment record for indigenous people across all of the countries in which we operate.

An example of our enhanced work force and deeper skill set is in our mergers and acquisitions capability where we now have a team whose previous corporate and advisory experience has involved transactions valued at more than US$10 billion. At the right time, with the right opportunity, and in the right circumstances, we will tap that experience.

On our development slate this year, we expect to spend more than A$4 billion on behalf of our joint venturers, nearly half of which will be our money, as we continue to bring on our approved projects – Chinguetti, Otway and Enfield – and as we progress other opportunities – Train 5, Angel and Perseus on the North West Shelf; Stybarrow and Vincent off Exmouth; Browse, Sunrise, Blacktip and Jahal Kuda Tasi in northern Australia; Tiof, Tevet and Banda in Mauritania; and Midway and Neptune in the US.

That's without our suite of enhancement projects and infill drilling around the North West Shelf, Laminaria, Corallina, or the value we expect Explore Enterprises to bring to the table in the Gulf of Mexico.

On Chinguetti, we remain on track for start up in early 2006. Mauritania is a poor country, it is remote, the infrastructure for oil and gas virtually non-existent, and we are pioneers. We look forward to being proud of what we do there and the difference we can make but it is tough.

Otway in southern Victoria is on schedule and budget for start up in mid-2006, despite some weather delays. The horizontal drilling for the shore crossing at Port Campbell is complete and the gas plant is taking shape. Our recent Blackwatch and Halladale discoveries will provide icing on the Otway cake as they are only 27km from the plant.

Enfield, too, is on track for start up as scheduled later in 2006 and is more than 50% complete. We have started drilling the development wells and the floating production vessel, *Nganhurra* – which means "we all" in the Bayungu tongue of the Exmouth region – is being fitted out. We have welcomed Mitsui to the joint venture as a 40% participant and we like working with them.

On Train 5, the North West Shelf Joint Venturers expect to make a final investment decision by mid-year. We are optimistic about the LNG market – as Charles has outlined – and we are keen to get going on Train 5. It would be a virtual copy of Train 4 and take about 38 months to build, allowing us to hit the 2008 northern hemisphere winter for deliveries to customers.

Elsewhere on the North West Shelf, we expect to complete design work on the Angel platform soon and will seek project approval from the joint venture later this year. Angel will be a remotely operated platform, about 50km east of North Rankin, and will be part of the continuing North West Shelf expansion which also includes Perseus and Goodwyn.

On Perseus, plans are well under way for the full development, starting with the Perseus 1B project which involves accessing the eastern side of the field through three development wells tied back to North Rankin. The next phase – the so-called Perseus-over-Goodwyn project – will involve four sub-sea wells, a new 24km trunkline to Goodwyn and modifications on the Goodwyn platform.

In the long term, Perseus may have as many as 14 producing wells tied back to Goodwyn, including the Perseus "big bore" wells which will be among the world's biggest sub-sea gas producers.

In Australia, I am most excited about our gas picture. As you know, we discovered our Browse gas fields in the early 1970s and 30 years of having them sit on the shelf is long enough and we're going after them.

I said recently that I would be truly disappointed if, on my departure in four years, the shareholders of Woodside did not have contracts in place and construction under way for a 30-year-plus Browse project.

I stand by that. With our equity in the Browse fields standing at about 50%, this opportunity has the potential to be much more significant to us than the North West Shelf. That's too good a prize to pass up.

By the same token, we've now got another wonderful opportunity in Pluto, a 100% Woodside-owned gas field 80km west of the Goodwyn platform. We've just finished production testing and are very encouraged. This is a significant gas reservoir where,

on an equity basis, our ownership of gas may be more than our remaining equity reserve base in the North West Shelf.

Of course, we are studying ways to fast track this development.

If we turn to Africa, I'm looking forward to the next year or so in Libya.

We recently picked up four new offshore blocks in a virtually unexplored but highly prospective region that we believe is a continuation of Libya's onshore Sirte Basin, one of the world's most prolific basins containing several oil fields of more than a billion barrels each. We hope to be drilling our first offshore well in this area in 2006.

Last week, we completed our first onshore three-dimensional seismic campaign in Libya and we will later this year begin drilling the first of at least 13 onshore prospects.

Further west, in Mauritania, we're convinced we have more to find in our offshore blocks and we expect our exploration effort to resume there later this year with up to a further six wells. We have introduced to our Mauritanian effort so-called "controlled source electromagnetic" technology, a relatively new process that can tell the difference between water and hydrocarbon reservoirs. We believe this science will help our exploration effort.

We have also farmed into onshore acreage in Mauritania near the Mali border that we believe holds promise.

In the US Gulf of Mexico, our agreement with Explore Enterprises may have seemed a little different to the way we usually do things at Woodside so let me explain briefly.

One of my first jobs on arriving was to review our Gulf of Mexico portfolio and how we were executing our strategy. In the process, we acknowledged that the five keys to our future success in this region were:

One: a strong lease position – we have that;

Two: extensive seismic coverage – we have that;

Three: an experienced Gulf of Mexico management team – we didn't have that;

Four: superior access to the flow of oil and gas transactions in that part of the world – we didn't have that because we didn't have Number 3; and

Five: production, which we didn't have because we had not been successful.

The people at Explore Enterprises offer us the experience and management skills we need to succeed in the Gulf. And, what's more, the Explore folk are prepared to invest their own money in pursuing our opportunities.

The challenge now is to deliver.

We now operate in many new countries around the world. We have a lot of pride in what we do, particularly around our approaches to health, safety and environmental management. We take our Australian standards with us around the world.

For example, our Chinguetti project in Mauritania will be one of the few on the west African coast that does not flare gas associated with the oil we produce. Along with our joint venturers, we have invested more than US$60 million to reinject this gas for future use.

On greenhouse gas, you should know – as shareholders – that nearly all of our permanent staff are shareholders too, and they share similar values to you about limiting our contribution to global warming.

As a member of the Australian Government's Greenhouse Challenge program since 1997, we have implemented or committed to projects which will avoid 40 million tonnes of greenhouse gas emissions by 2020. This involves expenditure of about A$196 million by Woodside and its joint venturers.

We recently went a step further to approve a greenhouse gas standard for the Company which includes an abatement target. In effect, it means we will have dropped our net annual greenhouse gas emissions at least 500,000 tonnes by 2012 when compared to a business-as-usual project approach.

We plan to reach this target by continuing to use technology to reduce emissions from our operations and by investing in projects, such as renewable energy, which provide a greenhouse benefit.

You may have noticed that last week we announced our participation in the Extractive Industries Transparency Initiative, a program of the British Government aimed at ensuring that the revenues from industries such as ours contribute to sustainable development and poverty reduction, particularly in developing nations where we do business.

Our involvement in this initiative has been more than a year in the making and we are now working on plans to implement a framework for openly reporting the revenues we make to host governments.

Early this year, during the World Economic Forum in Davos, we also signed up to the Partnering Against Corruption Principles, an initiative of the Global Institute for Partnership and Governance, a body of the World Economic Forum.

This program is driven by the private sector and is designed to fight bribery and corruption around the world.

Both of these initiatives are consistent with our values and are key elements to help us manage risk. They are the right things to do, and they are good business practice.

Finally, I want to mention our corporate citizenship program. In 2004, we gave A$3.7 million to community and aid organisations around the world in areas in which we have an interest.

Of particular significance was our A$250,000 donation to CARE Australia for disaster relief following the Indonesian tsunami. I say significant because the people who work for your company – our staff and contractors – contributed an additional A$118,000 of their own money.

We're proud of that sort of commitment.

On behalf of the people at Woodside and the management team, let me say it has been an exciting first year and we are looking forward to even more excitement over the next few years.

Thank you.

[Chairman resumes address]

Thank you Don.

2005 outlook

In 2005, we are looking at steady production but, as Don has said, we expect a busy year in respect to project approvals, with five to seven projects to be considered for final development approval. These should include Train 5, Angel, and Perseus on the North West Shelf, Blacktip in northern Australia, Stybarrow in Western Australia, and Neptune and Midway in the US.

We will be aggressively pursuing markets for our LNG projects. We will also be focusing on an appraisal program for our Browse fields in Western Australia.

On exploration, the year has started with four significant and successful wells – Pluto on the North West Shelf and Blackwatch and Halladale off Victoria, and Hurricane near our Legendre field off Western Australia.

Pluto is a significant gas resource on the North West Shelf. This is a discovery which we are excited about and we think this gas could underpin a new LNG train on the Burrup Peninsula.

Blackwatch and Halladale, though much smaller than Pluto, can provide incremental growth around the gas hub we are creating in the Otway.

In Africa, drilling and development planning is scheduled across various projects in Mauritania, Libya, Kenya and possibly the Canary Islands. As well, our explorers have activities planned in all of these countries as well as Algeria, Sierra Leone and Liberia.

Libya, in particular, may become very important to our Company. We will continue with our major onshore seismic campaigns and begin planning for the first of 13 onshore wells and four offshore wells.

This effort will be part of our 23-well exploration program in 2005 in Australia, Africa and the Gulf of Mexico. In the Gulf, we expect to get busier as a result of our alliance with Explore Enterprises that we signed early this year.

2008 outlook

I would now like to share some crystal ball gazing with you of what your Company might be producing and opportunities we might have before us in 2008.

As I said earlier, the North West Shelf Venture will continue to underpin our growth for many years. By 2008, we expect Trains One to Four and our domestic gas facilities to be still providing about 35 million barrels of oil equivalent of our expected total production; with the addition of Train 5 likely in that year.


Production projection
Million barrels of oil equivalent
100
80
60
40
20
0
2005
2006
2007
2008
2009
2010

By 2008, we expect our oil projects at Chinguetti, Enfield, North West Shelf and Laminaria and our Otway and Ohanet gas projects to be producing nearly 40 million barrels a year.

The sum of these projects – which we are already committed to developing or enhancing – is expected to make up around 70% of our total production profile.

We will be looking to further significant production coming from Train 5 on the North West Shelf, Tiof in Mauritania, onshore Libya, Neptune in the US, and Stybarrow and maybe Vincent off Western Australia to fill our production profile.

In 2008, we expect to have five LNG trains in operation on the North West Shelf and to be operating five or six floating production systems – *Northern Endeavour*, *Cossack Pioneer*, and *Nganhurra* in Australia; plus *Berge Helene* in Mauritania; and perhaps two others – one at Tiof in Mauritania and one at Vincent in Australia.

We expect to be operating at least five offshore platforms – North Rankin, Goodwyn, Angel, Legendre and Thylacine with the additional possibility of Blacktip, all in Australia.

We also expect in 2008 to have a suite of opportunities for the future including our offshore Libyan acreage; our new Pluto discovery; our Browse gas project which we believe could be ready for market from 2011 onwards; and our Sunrise gas project if agreement between governments can be reached on the border dispute.

In exploration, we expect to continue to invest between A$250 million and A$300 million a year in Australia, Africa and the US and may be in Iraq, subject to an improvement in the political situation.

In summary, we could invest more than A$4 billion over the next four years leading to production of more than 100 million barrels of oil equivalent a year in our own right.

As we look forward, the foundation of our company is more solid than ever. We have a wonderful set of opportunities right now and we have potential beyond anything we ever dreamt of when those first discoveries were made nearly 35 years ago.

I thank you, the shareholders, our management and staff, my fellow directors and all those who preceded us for the bright future ahead.

ASX ANNOUNCEMENT
(ASX: WPL)



TUESDAY, 19 APRIL 2005
10:00AM (WST)

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

VIC/P37(v)
HALLADALE-1 DW-2

Woodside Energy Ltd., a wholly owned subsidiary of Woodside Petroleum Ltd., reports that at 06:00 hrs AEST on 19 April 2005 the exploration well Halladale-1 DW-2 had reached a total depth of 1,875 metres true vertical depth below rotary table (1,941 metres measured depth along hole below rotary table) and wireline logging operations were in progress.

Preliminary analysis of well data acquired to date in Halladale-1 DW-2 indicates that the well has intersected gas over a gross interval of approximately 21 metres true vertical depth (23 metres measured depth along hole) within interbedded sandstones and shales of the Waarre Formation.

Halladale-1 DW-2 is the second exploration well drilled from this location. The well has been sidetracked from the original Halladale-1 well bore and has been drilled deviated towards the north to evaluate the Halladale prospect. The previous well, Halladale-1 DW-1 (Location Black Watch), was drilled deviated to the south and evaluated the Black Watch Prospect, which was also found to be gas bearing in the Waarre Formation.

The 'Ocean Patriot' semi-submersible rig is drilling the well, which is located in Otway Basin permit VIC/P37(v), approximately 4 kilometres from shore and 24 kilometres west of the coastal township of Port Campbell. Water depth at the location is 45.9 metres below mean sea level. Origin Energy Resources Limited is Operator of the permit, with drilling operations managed by Woodside under an agreement with Origin.

Joint venture participants in VIC/P37(v) are Woodside Energy Ltd. (62.5%) and Origin Energy Resources Limited (37.5%).

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 19 APRIL 2005
3.00PM (WST)



MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

2005 ANNUAL GENERAL MEETING
DISCLOSURE OF PROXY VOTES

The Company advises that both resolutions put to the Annual General Meeting of members on 19 April 2005 were passed as ordinary resolutions. The following information is provided in accordance with section 251AA of the Corporations Act:

Resolution	2 Elect Mr A Jamieson	3 Approve Executive Incentive Plan
Decided by show of hands or poll	Passed on a Show of Hands	Passed on a Show of Hands
Total number of proxy votes exercisable by proxies validly appointed	427,585,491	425,838,597
Total number of proxy votes in respect of which the appointments specified that:		
- the proxy is to vote for the resolution	423,368,862	383,189,260
- the proxy is to vote against the resolution	473,478	39,237,840
- the proxy is to abstain on the resolution	602,901	2,251,795
- the proxy may vote at the proxy's discretion	3,743,151	3,411,497